# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Leap Therapeutics, Inc., CIK 0001509745
CUSIP: 52187K200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/08/2025
Filed by CIK 0002085726
Persons authorized to receive notices and communications: William McEvoy, Winklevoss Treasury Investments, LLC, 301 N Market Street Suite 1463, Wilmington, Delaware (DE), 19801, 646-751-4444

## Reporting persons
- Winklevoss Capital Fund, LLC (CIK 0002085726): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Winklevoss Treasury Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Winklevoss Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Tyler Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Cameron Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Leap Therapeutics, Inc.
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Winklevoss Capital Fund, LLC, a Delaware limited liability company, ("WCF"), Winklevoss Treasury Investments, LLC, a Delaware limited liability company ("WTI"), Winklevoss Capital Management, LLC, a Delaware limited liability company ("WCM"), Mr. Tyler Howard Winklevoss, a citizen of the United States of America ("Tyler Winklevoss"), and Mr. Carmeron Howard Winklevoss, a citizen of the United States of America ("Cameron Winklevoss" and, together with WCF, WTI, WCM and Tyler Winklevoss, the "Reporting Persons"), with respect to the shares of Common Stock, $0.001 par value (the "Shares"), of the Issuer beneficially owned by them.
Residence or business address: The principal business address of the Reporting Persons is Farmers Bank Building, 301 N. Market Street, Suite 1463, Wilmington, Delaware 19801.
Present principal occupation or employment: Tyler Winklevoss and Cameron Winklevoss are the co-founders and managers of WCM. WCM is the manager of WCF. WCF is an entity engaged in investment activities. WTI is a wholly owned subsidiary of WCF and its principal business is to invest in securities and digital assets.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 6, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain accredited investors ("PIPE Investors"), pursuant to which the Issuer agreed to issue and sell to the PIPE Investors, and each PIPE Investor, severally and not jointly, agreed to purchase from the Issuer, in a private placement (the "Private Placement"), their respective portion of an aggregate of 15,212,311 shares of Common Stock, at an offering price of $ 0.52064 per share, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 80,768,504 shares of Common Stock (the "Pre-Funded Warrant Shares") at an offering price of $0.51964 per Pre-Funded Warrant, each exercisable for one share of Common Stock at the exercise price of $0.001 per Pre-Funded Warrant Share, and (iii) common warrants (the "Common Warrants" and together with the Shares and Pre-Funded Warrants, the "Securities") to purchase up to an aggregate of 71,985,605 shares of Common Stock (the "Common Warrant Shares"), each exercisable for one share of Common Stock at the exercise price of $0.5335 per Common Warrant Share. The Private Placement closed on October 8, 2025. Capitalized terms used but not otherwise defined in this Item 3 shall have the meaning ascribed to such term in the Securities Purchase Agreement.

In connection with the Private Placement, WTI acquired an aggregate of (i) 8,283,761 shares of Common Stock, (ii) Pre-Funded Warrants to purchase up to an aggregate of 75,448,618 Pre-Funded Warrant Shares, and (iii) Common Warrants to purchase up to an aggregate of 62,799,284 Common Warrant Shares. The Securities Purchase Agreement contains a beneficial ownership threshold that prohibits each PIPE Investor from subscribing to purchase Common Stock, when aggregated with all other Common Stock owned by such PIPE Investor (and any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person (as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") (each, an "Affiliate") or any "group" of which such PIPE Investor or any of its Affiliates is a member)), that would result in such PIPE Investor's beneficial ownership (as calculated in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder) in excess of 19.99% of the issued and outstanding shares of Common Stock after giving effect to the PIPE (the "Beneficial Ownership Limitation").

In connection with the Private Placement, WTI entered into a Lead Investor Agreement (the "Lead Investor Agreement") with the Issuer, pursuant to which WTI has the right to nominate two directors to the Board (the "Investor Designees"), one of whom shall act as chair of the Board. From and after the Closing Date, so long as the WTI continues to beneficially own at least 16.7% of the Common Stock, WTI shall have the right to designate two Investor Designees, one of whom shall also be chair of the Board, and for so long as the Lead Investor continues to beneficially own at least 8.33% but less than 16.7% of the Common Stock, the Lead Investor shall have the right to designate one Investor Designee, who shall also be the chair of the Board. The Issuer has agreed to use its reasonable best efforts to cause the Investor Designees to be elected to the Board (including recommending that the Company's stockholders vote in favor of the election of the Investor Designees).

In connection with the Private Placement, the Company and the PIPE Investors entered into a Registration Rights Agreement, dated October 6, 2025 (the "Registration Rights Agreement"), providing for the registration for resale of the Shares, the Common Warrant Shares, and the Pre-Funded Warrant Shares on an effective registration statement, pursuant to a registration statement (the "Resale Registration Statement") to be filed with the U.S. Securities and Exchange Commission (the "SEC") no later than thirty (30) days following the written demand by any Purchaser. The Company has agreed to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective as promptly as possible, but in no event later than the tenth (10th) calendar day following its filing date, or, in the event of a review by the SEC, the seventy-fifth (75th) calendar day following the filing date (provided, that if the SEC is closed for operations due to a government shutdown, the effectiveness date shall be extended by the same number of trading days on which the SEC remains closed), and to keep the Resale Registration Statement continuously effective from the date on which the SEC declares the Resale Registration Statement to be effective until (i) the date on which the PIPE Investors shall have resold or otherwise disposed of all the Registrable Securities (as such term is defined in the Registration Rights Agreement) covered thereby, or (ii) the date on which the Registrable Securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

The foregoing descriptions of the Securities Purchase Agreement, the Lead Investor Agreement, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

The shares of Common Stock directly held by WTI were purchased by WTI for an aggregate investment cost of $51,368,888 (including commissions and other fees). The source of funds used by WTI to purchase such shares of Common Stock was derived from the working capital of WTI. No borrowed funds were used, other than borrowed funds used for working capital purposes in the ordinary course of business, for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Private Placement and pursuant to WTI's right to nominate two Investor Designees pursuant to the Lead Investor Agreement, WTI intends to nominate two Investor Designees, one of whom will also serve as Chairman of the Board, effective upon appointment. Upon their appointment to the Board, the Investor Designees shall be entitled to insurance coverage applicable to directors and officers of the Issuer. In the event that a vacancy is created at any time by the death, disability, retirement, disqualification, resignation or removal (with or without cause) of the Investor Designee, WTI shall have the right to designate a replacement to fill such vacancy and the Issuer shall cause such vacancy to be filled by the replacement so designated and the Board shall promptly elect such designee to the Board.

The Reporting Persons acquired the Common Stock described in this 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, exercising their Common Warrants or Pre-Funded Warrants for shares of Common Stock, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock, or proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons each beneficially own an aggregate of 12,084,463 shares of Common Stock (including 3,800,702 shares of Common Stock issuable upon exercise of Pre-Funded Warrants or Common Warrants) (the "Subject Shares") which represent approximately 19.99% of the outstanding shares of Common Stock, based on 56,651,840 shares of Common Stock outstanding as of October 8, 2025, and assumes the exercise of certain of the Pre-Funded Warrants or Common Warrants in an amount not to exceed the Beneficial Ownership Limitation.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by Howard Winklevoss, the father of Tyler Winklevoss and Cameron Winklevoss.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of the Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock.

On October 16, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 - Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 9, 2025).

Exhibit 99.3 - Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).

Exhibit 99.4 - Lead Investor Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on October 9, 2025).

Exhibit 99.5 - Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 9, 2025).

Exhibit 99.6 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on October 9, 2025).

## Signatures
- Winklevoss Capital Fund, LLC: /s/ Cameron H. Winklevoss, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (10/16/2025)
- Winklevoss Treasury Investments, LLC: /s/ William McEvoy, By William McEvoy, Manager (10/16/2025)
- Winklevoss Capital Management, LLC: /s/ Cameron H. Winklevoss, By Cameron H. Winklevoss, Manager (10/16/2025)
- Tyler Howard Winklevoss: /s/ Tyler H. Winklevoss, Tyler H. Winklevoss (10/16/2025)
- Cameron Howard Winklevoss: /s/ Cameron H. Winklevoss, Cameron H. Winklevoss (10/16/2025)